Exhibit 3.1

ARTICLES OF AMENDMENT TO THE

ARTICLES OF INCORPORATION OF

RIVER FINANCIAL CORPORATION

(1) The name of the corporation is RIVER FINANCIAL CORPORATION (the “Corporation”), an Alabama corporation.

(2) The following amendment to the Articles of Incorporation was adopted by the shareholders of the Corporation in the manner prescribed in the Alabama Business Corporation Law.  The amendment provides that Section 4.1 is deleted in its entirety, and the following new Section 4.1 is substituted in lieu thereof:

4.1 The total number of shares of all classes of common stock (“Shares”) which the Corporation shall have authority to issue is 10,000,000, consisting of 10,000,000 shares of $1.00 par value common stock (“Common Stock”).

(3) The foregoing amendment was adopted by the shareholders of the Corporation on December 1, 2015.

(4) At the time of the adoption of the foregoing amendment, the number of shares outstanding was 2,985,640 and the number of shares of common stock entitled to vote thereon was 2,985,640.  All outstanding shares were common stock, par value $1.00 per share.  In excess of a majority of the shares of common stock were represented at the meeting and a quorum was present.

(5) The number of shares voted for and against such amendment, respectively, was:

FOR	AGAINST	ABSTAIN
2,241,353	18,204	15,000

The number of shares voting FOR the amendment was sufficient for approval of the amendment and all other requirements of the Alabama Business Corporation Law have been satisfied.

DATED as of the 4th day of December, 2015.

RIVER FINANCIAL CORPORATION

By:	/s/ James M. Stubbs
Name: James M. Stubbs
Its: President and Chief Executive Officer

This instrument prepared by:

Michael D. Waters

Jones Walker LLP

1819 5th Avenue North, Suite 1100

Birmingham, Alabama  35203

Telephone: (205) 244-5210